December 2, 2008	Trading Symbol: TSX – HNC

2007 Private Placement Warrants Extended

Hard Creek Nickel Corporation ("the Company") advises that, in accordance with the policies of the TSX and subject to regulatory approval, the expiry date and price of the warrants issued in May 2007 have been changed as follows:

  2,709,802 warrants expiry extended from May 22, 2009 to May 22, 2010 and the exercise price changed from $1.00 to $0.30,
  10,000 warrants expiry extended from May 29, 2009 to May 29, 2010 and exercise price changed from $1.00 to $0.30.

The original terms of the Private Placement were as follows:

The Company completed a brokered Private Placement of 5,419,603 Units and a non-brokered Private Placement of 20,000 Units at a price of $2.20 per Unit. Each Unit consisted of one common share and one half of a Share Purchase Warrant. One full warrant was exercisable into one common share at CDN. $3.00 per share for 18 months from the date of closing of the private placement. In May 2008, the warrants were re-priced to $1.00 and the expiry date was extended to May 22, 2009.

The effective date of the Amendment to the Warrants will be December 16, 2008. The warrants affected are not held by any Insiders.

On behalf of the Board of Directors of Hard Creek Nickel Corporation,

"Mark Jarvis"

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: (604) 681-2300 F: (604) 681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com